Form 10-K405, Exhibit 13
period 1996-12-31
CAPITAL RE CORP
filed 1997-03-31
CIK 829277

Capital RE Corporation and Subsidiaries
Financial Highlights


                                                                    Year Ended December 31,
                                                ------------------------------------------------------------
(Dollars in thousands except per share amounts)  1996         1995         1994         1993         1992
------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Gross Premiums Written                          $129,818     $107,599      $94,851      $85,367      $79,283
Net Premiums Written                             105,188       89,508       82,795       73,946       53,153
Net Premiums Earned                               92,436       60,097       58,850       44,936       27,799
Net Investment Income                             51,558       46,654       40,113       32,131       23,760
Net Realized Gains                                 1,471           53        1,780          881        5,487
Total Revenues                                   146,416      107,085      101,462       79,477       58,443
Net Income                                        56,524       45,527       39,806       36,354       30,153
------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Investment Portfolio                             901,102      771,767      638,751      552,405      443,688
Total Assets                                   1,156,401      981,885      810,040      711,633      608,547
Net Deferred Premium Revenue                     265,070      252,318      222,907      198,960      147,079
Stockholders' Equity                             489,346      411,943      325,514      323,832      279,593
------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Earnings Per Share                                  3.61         3.08         2.69         2.43         2.16
Book Value Per Share                               30.86        27.82        22.02        21.66        18.71
------------------------------------------------------------------------------------------------------------
STATUTORY SURPLUS AND RESERVES
Unearned Premium Reserve                         307,236      278,980      242,574      218,095       163,812
Contingency Reserve                              123,363       89,685       63,591       43,459        34,472
Policyholders' Surplus                           443,451      412,884      401,743      304,222       250,720
Total Policyholders'Surplus and Reserves         874,051      781,549      707,908      565,776       449,004
-------------------------------------------------------------------------------------------------------------


Capital Re Corporation and Subsidiaries
Audited Consolidated Financial Statements
Year ended December 31, 1996


Contents

Management's Discussion and Analysis ................................. 22

Report of Independent Auditors ....................................... 31

Consolidated Balance Sheets .......................................... 32

Consolidated Statements of Income .................................... 34

Consolidated Statements of Stockholders' Equity ...................... 35

Consolidated Statements of Cash Flows ................................ 36

Notes to Consolidated Financial Statements ........................... 37

Officers and Directors ............................................... 54

Shareholder Information .............................................. 55

Capital Re Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations


General

Capital Re Corporation (the "Corporation") was incorporated in the State of Delaware in December 1991, and is the successor by merger to a Maryland corporation incorporated in 1986. The Corporation is an insurance holding company and has six wholly-owned operating subsidiaries. Capital Reinsurance Company ("Capital Reinsurance"), domiciled in the state of Maryland, commenced operations in January 1988. Capital Reinsurance is engaged in the business of financial guaranty reinsurance, primarily the reinsurance of municipal and non-municipal bond insurance policies. Capital Mortgage Reinsurance Company ("Capital Mortgage"), a New York-domiciled company, commenced operations in February 1994. Capital Mortgage reinsures only residential mortgage guaranty insurance obligations. KRE Reinsurance Ltd. ("KRE"), (formerly Capital Mortgage Reinsurance Company (Bermuda) Ltd.), a Bermuda-domiciled company, commenced operations in March 1994. KRE is engaged in the business of reinsuring financial guaranty, mortgage guaranty and trade credit and other specialty insurance policies, both as a direct reinsurer of third party primary insurers and as a retrocessionaire of Capital Reinsurance, Capital Mortgage, and Capital Credit Reinsurance Company, Ltd. ("Capital Credit"). Capital Credit, also a Bermuda-domiciled insurance company, commenced operations in February 1990. Capital Credit reinsures trade credit and other specialty insurance lines concentrated in Western Europe and the United States and is a retrocessionaire of Capital Reinsurance and Capital Mortgage. Capital Title Reinsurance Company ("Capital Title"), a New York-domiciled insurance company, commenced operations in March 1996. Capital Title is engaged in the business of reinsuring title insurance policies. In November 1996, the Corporation acquired, through its newly formed United Kingdom holding company, Capital Re (UK) Holdings, 100% of the issued shares of Tower Street Holdings Limited (now known as RGB Holdings, Ltd.), the holding company for RGB Underwriting Agencies Ltd. ("RGB"). RGB is a managing agency and presently manages five syndicates operating in the Lloyd's of London insurance market. In connection with this acquisition, the Corporation established a corporate name at Lloyd's to support underwriting on the managed syndicates. The corporate name participates in a non-marine and a life syndicate. At December 31, 1996, the results of RGB and the corporate name at Lloyd's are consolidated in the Corporation's financial statements. The goodwill associated with this acquisition will be amortized over twenty years. In December 1996, the Corporation entered into a joint venture with GCR Holdings Limited to form a Bermuda-based insurer, Capital Global Underwriters Limited ("CGUL"), which will specialize in financial reinsurance, including financial guaranty, mortgage guaranty and finite risk reinsurance. The Corporation, through its subsidiary, KRE, owns a fifty percent interest in CGUL and controls 9.9% of its voting stock. The Corporation accounts for its investment in CGUL under the equity method.

Results of Operations

Year Ended December 31, 1996, versus
Year Ended December 31, 1995

Net income for the year ended December 31, 1996, increased 24.2% to $56.5 million from $45.5 million for the same period of 1995. On a per share basis, net income increased to $3.61 for the year ended December 31, 1996, from $3.08 for the same period of 1995, or 17.2%. In addition, net operating income (net income excluding realized gains and losses) increased 21.3% to $55.3 million for the year ended December 31, 1996, from $45.6 million for the same period in 1995. On a per share basis, net operating income increased to $3.53 for the year ended December 31, 1996, from $3.09 for the same period of 1995, or 14.2%. Growth in net premiums earned to $92.4 million from $60.1 million, or 53.7%, was the principal cause of the increase in net income. Growth in net premiums earned is a result of the Corporation's successful diversification into the mortgage, trade credit and other specialty reinsurance lines of business.

Gross premiums written increased 20.6% to $129.8 million for the year ended December 31, 1996, from $107.6 million for the same period of 1995. This increase was primarily due to growth in the mortgage guaranty, trade credit and other specialty lines of business. In addition, Capital Title established its first reinsurance relationships in 1996, which contributed $1.8 million in premiums written for the year ended December 31, 1996. Non-municipal premiums written decreased to $10.9 million for the year ended December 31, 1996, from $17.2 million for the same period last year because of the positive impact on gross premiums written in the fourth quarter of 1995 of several large reinsurance transactions, which had upfront premium payments. The following table shows gross written premiums by line of business for the year ended December 31, 1996 and December 31, 1995.


                                        Year ended
Gross Premiums Written                 December 31,
                                    ----------------
(Dollars in millions)                  1996     1995
----------------------------------------------------
Municipal                            $ 48.3   $ 44.2
Mortgage                               53.7     39.1
Non-Municipal                          10.9     17.2
Credit and Specialty                   15.1      7.1
Title                                   1.8      0.0
----------------------------------------------------
                                     $129.8   $107.6

Net premiums written increased by 17.5% to $105.2 million for the year ended December 31, 1996, from $89.5 million for the same period in 1995. This increase is commensurate with the increase in gross premiums written explained above. The following table shows net premiums written by line of business for the year ended December 31, 1996, and December 31, 1995.



                                        Year ended
Net Premiums Written                   December 31,
                                    ----------------
(Dollars in millions)                  1996     1995
----------------------------------------------------
Municipal                            $ 36.7    $38.1
Mortgage                               40.9     27.6
Non-Municipal                          10.9     17.2
Credit and Specialty                   14.9      6.6
Title                                   1.8      0.0
----------------------------------------------------
                                     $105.2    $89.5

Capital Re Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations continued


For the year ended December 31, 1996, net premiums earned increased 53.7% to $92.4 million from $60.1 million for the comparable 1995 period. This increase was primarily due to growth in net premiums earned in the mortgage, and credit and specialty reinsurance lines of business. For the year ended December 31, 1996, net refunded earned premium increased to $5.8 million from $0.8 million for the comparable period in 1995. Excluding the effects of net refunded earned premium, net premiums earned increased 46.2% to $86.7 million from $59.3 million for the year ended December 31, 1996 and 1995, respectively. A refunding extinguishes the Corporation's reinsurance liability for the refunded obligation and the Corporation then recognizes revenue equal to the remaining related deferred premium revenue. The following table shows net premiums earned by line of business for the year ended December 31, 1996 and December 31, 1995. For the year ended December 31, 1996 and 1995, ceded earned premium was $14.7 million and $8.0 million, respectively.


                                        Year ended
Net Premiums Earned                    December 31,
                                    ----------------
(Dollars in millions)                  1996     1995
----------------------------------------------------
Municipal                             $27.5    $25.6
Mortgage                               43.9     22.1
Non-Municipal                           7.2      6.4
Credit and Specialty                   12.2      6.0
Title                                   1.6      0.0
-----------------------------------------------------
                                      $92.4    $60.1


For the year ended December 31, 1996, net investment income increased 10.5% to $51.6 million from $46.7 million for the comparable period in 1995. Growth in investment income was primarily attributable to a larger investment portfolio caused by (i) an increase in invested assets from positive operating cash flows during the year ended December 31, 1996, and (ii) a public offering in the first quarter of 1996 of the Corporation's common stock which generated $25.9 million in net proceeds to the Corporation. In addition, the Corporation recognized net realized gains of $1.5 million for the year ended December 31, 1996, compared to net realized gains of $0.1 million for same period in 1995. Realized gains and losses are expected in connection with the Corporation's new emphasis on a total return investment strategy implemented during 1996.

Loss and loss adjustment expenses increased to $9.5 million from $2.6 million for the year ended December 31, 1996 and 1995, respectively. Losses recorded in the year ended December 31, 1996, were primarily attributable to normal loss development in the mortgage guaranty and credit reinsurance lines of business which constitute an increasing portion of the Corporation's assumed book of business. Ceded losses for the year ended December 31, 1996 and 1995, were $6.5 million and $2.6 million, respectively.

Total expenses, including loss and loss adjustment expenses, increased 47.4% to $69.3 million for the year ended December 31, 1996, from $47.0 million in the same period of 1995. This increase was primarily attributable to commissions associated with the increased level of premiums assumed, normal loss development from the mortgage and credit lines of business and increased net profit commissions payable under certain of the Corporation's reinsurance contracts. In addition, the combined ratio increased to 61.7% for the year ended December 31, 1996, from 56.8% for the comparable 1995 period. This increase is an expected result of the Corporation's diversification strategy, which is producing more business from lines with relatively higher combined ratios than the financial guaranty reinsurance business.

For the year ended December 31, 1996, the total tax provision increased to $20.6 million from $14.5 million for the same period in 1995. In addition, the effective tax rate increased to 26.7% in the third quarter of 1996, from 24.2% in the same period of 1995. This increase occurred in response to the Corporation's strategy of using a greater proportion of new cash flow to purchase taxable securities during 1996.

Year Ended December 31, 1995 versus
Year Ended December 31, 1994
Net income for the year ended December 31, 1995, increased 14.3% to $45.5 million from $39.8 million for the same period of 1994. On a per share basis, net income increased to $3.08 for the year ended December 31, 1995, from $2.69 for the same period of 1994, or 14.5%. Growth in net investment income to $46.7 million from $40.1 million, or 16.5%, and a decrease in profit commission expense to $0.9 million from $4.0 million, were the principal causes of the increase in net income.

Gross premiums written increased 13.4% to $107.6 million for the year ended December 31, 1995, from $94.9 million for the same period of 1994. This increase was primarily due to an increase in gross premiums written from the Corporation's expansion of its mortgage guaranty reinsurance and credit reinsurance business lines. The following table shows gross written premiums by line of business for the year ended December 31, 1995, and December 31, 1994.


                                        Year ended
Gross Premiums Written                 December 31,
                                    ----------------
(Dollars in millions)                  1996     1995
----------------------------------------------------
Municipal                            $ 44.2    $56.9
Mortgage                               39.1     30.1
Non-Municipal                          17.2      5.3
Credit                                  7.1      2.6
----------------------------------------------------
                                     $107.6    $94.9

The decrease of $12.7 million of gross premiums written in the municipal bond reinsurance line of business was primarily due to a decline in new municipal bond issuance, a consequent decline in aggregate primary insurance premiums, and reduced reinsurance ceded in the municipal bond segment of the financial guaranty market. However, this decrease was offset by an increase of $12.0 million of gross premiums written in the non-municipal financial guaranty line of business.

Net premiums written increased by 8.1% to $89.5 million for the year ended December 31, 1995, from $82.8 million for the same period in 1994. This increase followed from the causes described above for the increase in gross premiums written. The following table shows net premiums written by line of business for the year ended December 31, 1995, and December 31, 1994.

Capital Re Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations continued



                                        Year ended
Net Premiums Written                   December 31,
                                    ----------------
(Dollars in millions)                  1996     1995
----------------------------------------------------
Municipal                             $38.1    $50.1
Mortgage                               27.6     23.8
Non-Municipal                          17.2      6.3
Credit                                  6.6      2.6
----------------------------------------------------
                                      $89.5    $82.8


For the year ended December 31, 1995, net premiums earned increased 2.0% to $60.1 million from $58.9 million for the comparable 1994 period. This slight increase was primarily due to increases in net premiums earned in the mortgage, credit and non-municipal reinsurance lines of business, partially offset by a decline in net refunded earned premium. For the year ended December 31, 1995, net refunded earned premium decreased to $0.8 million from $9.2 million for the comparable period in 1994. Excluding the effects of net refunded earned premium, net premiums earned increased 19.3% to $59.3 million from $49.7 million for the year ended December 31, 1995 and 1994, respectively. A refunding extinguishes the Corporation's reinsurance liability for the refunded obligation and the Corporation then recognizes revenue equal to the remaining related deferred premium revenue. The following table shows net premiums earned by line of business for the year ended December 31, 1995, and December 31, 1994.


                                        Year ended
Net Premiums Written                   December 31,
                                   -----------------

(Dollars in millions)                  1996     1995
----------------------------------------------------

Municipal                             $25.6    $34.5
Mortgage                               22.1     16.8
Non-Municipal                           6.4      5.3
Credit                                  6.0      2.3
----------------------------------------------------
                                      $60.1    $58.9


For the year ended December 31, 1995, net investment income increased 16.5% to $46.7 million from $40.1 million for the comparable period in 1994. Growth in investment income was primarily attributable to an increase in invested assets from positive operating cash flows during the twelve months ended December 31, 1995.

The Corporation recognized net realized gains of $0.1 million for the year ended December 31, 1995 compared to $1.8 million for the same period in 1994. The 1995 net realized gains included a write-down of $2.6 million on a planned amortization class interest-only collateralized mortgage obligation ("CMO") in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 93-18, which requires cash flows of volatile CMOs to be discounted to their fair value below amortized cost to the extent that any portion of this difference is considered to be other than temporary. Included in the 1994 net realized gains was a $1.0 million write-down on the same security. The carrying value of this security has been reduced to its currently expected discounted realizable amount.

Loss and loss adjustment expenses increased to $2.6 million from $2.2 million for the year ended December 31, 1995 and 1994, respectively. Losses recorded in the year ended 1995 were primarily attributable to the mortgage guaranty and credit reinsurance lines of business. This increase is reflective of the maturation of the books of business assumed in prior years and is consistent with the expected loss development pattern for these lines of business.

Total expenses decreased 2.9% to $47.0 million for the year ended December 31, 1995, from $48.4 million in the same period of 1994. Also, the expense ratio decreased to 52.4% for the year ended December 31, 1995, from 58.2% for the comparable 1994 period. This decrease was due to lower profit commission expenses associated with favorable results under certain retrocessional agreements.

For the year ended December 31, 1995, the total tax provision increased to $14.5 million from $13.3 million for the same period in 1994. However, the effective tax rate decreased to 24.2% for the year ended December 31, 1995, from 25.0%. This decrease occurred in response to the Corporation's strategy of using a greater proportion of new cash flow to purchase tax-exempt securities during 1995.

Liquidity and Capital Resources
The Corporation relies on dividends from Capital Reinsurance for funds used in its operations. The major sources of liquidity for Capital Reinsurance are funds generated from reinsurance premiums, net investment income and maturing investments. Capital Reinsurance is domiciled in the state of Maryland, and under Maryland insurance law, the amount of the surplus of Capital Reinsurance available for distribution as dividends is subject to certain statutory restrictions. The amount available for distribution from Capital Reinsurance during 1996 with notice to, but without prior approval of, the Maryland Insurance Commissioner was limited to 10% of Capital Reinsurance's policyholders' surplus as of December 31, 1995, or approximately $32.9 million. For the year ended December 31, 1996, Capital Reinsurance paid $17.5 million in dividends to the Corporation.

Credit Re Corporation relies on dividends from its wholly owned subsidiary, Capital Credit, for funds which it provides the Corporation. Capital Credit's major sources of liquidity are also funds generated from reinsurance premiums, net investment income and maturing investments. Capital Credit is a Bermuda-domiciled insurer whose distributions are governed by Bermuda law. Under Bermuda law and the by-laws of Capital Credit, dividends may be paid out of the profits of the company (defined as accumulated realized profits less accumulated realized losses). Distributions to shareholders may also be paid out of Capital Credit's surplus limited by requirements that such company must at all times (i) maintain the minimum share capital required under Bermuda Law, and (ii) have relevant assets in an amount equal to or greater than 75% of relevant liabilities, all as defined under Bermuda Law. Since its organization, Capital Credit has not declared nor paid any dividends.

Capital Mortgage and Capital Title are subject to the dividend restrictions imposed under New York Insurance Law. Accordingly, dividends may only be declared and distributed out of earned surplus (as defined under New York Insurance Law). Additionally, no dividend may be declared or distributed in an amount which, together with all dividends declared or distributed by Capital Mortgage during the preceding twelve months, exceeds the lesser of 10% of the company's surplus to policyholders as shown by its last Annual Statutory Statement on file with the New York

Capital Re Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations continued

Insurance Department, or 100% of adjusted net investment income (as defined under New York Insurance Law) during such period, unless, upon prior application, the Superintendent of Insurance approves a greater dividend distribution based upon his finding that Capital Mortgage will retain sufficient surplus to support its obligations and writings. KRE's dividends and distributions to its sole shareholder, Capital Mortgage, are governed by Bermuda law, and are subject to the same restrictions as those described in the preceding paragraph for Capital Credit. To date, Capital Mortgage, KRE and Capital Title have not declared or paid any dividends.

In January 1994, the Corporation formed and capitalized, through the purchase of common shares, Capital Re LLC. Capital Re LLC exists solely for the purpose of issuing preferred and common shares and lending the proceeds of such issuance to the Corporation to fund its business operations. In January 1994, Capital Re LLC issued $75.0 million of Company obligated mandatorily redeemable preferred securities, the proceeds of which were loaned to the Corporation. The Corporation has, among other undertakings, unconditionally guaranteed all legally declared and unpaid dividends of Capital Re LLC. The Company obligated mandatorily redeemable preferred securities were issued at $25 par value per share and pay monthly dividends at a rate of 7.65% per annum. Also in January 1994, Capital Reinsurance and Capital Credit invested an aggregate of $120.0 million to capitalize Capital Mortgage. Of the total original contribution of $120.0 million, Capital Reinsurance invested $94.8 million and Capital Credit invested $25.2 million.


On February 12, 1996, the Corporation completed a public offering of approximately 3.5 million shares of common stock. Of the 3.5 million shares, an institutional shareholder sold 2.6 million shares and the Corporation sold 853,120 shares in the public offering generating net proceeds to the Corporation of approximately $25.9 million of which $21.5 million was used to complete the $25 million capitalization of Capital Title. The remaining $4.4 million was used for Corporation expenses associated with the public offering and general corporate purposes. The Corporation received no proceeds from the institutional shareholder's sale of shares.

During 1996, the Corporation paid three quarterly common stock dividends at a rate of $0.06 per share. In December of 1996, the Corporation's Board of Directors authorized an increase of the quarterly common stock dividend rate to $0.07 per share, or $0.28 annually. For the year ended December 31, 1996, common dividends were declared and paid in the amount of $3.9 million or $0.25 per share.

Cash flows from operations for the year ended December 31, 1996 and 1995, consisting of reinsurance premiums collected net of expenses, investment income and income taxes, were $95.9 million and $73.7 million, respectively. The Corporation believes that current levels of cash flow from operations provide the Corporation with sufficient liquidity to meet its operating needs. The Corporation's non-operating cash outflows are primarily dedicated to (i) fixed-income investment activity, (ii) the payment of dividends on its common shares,
(iii) payments of interest on long-term debt and (iv) the payment of its loan obligations to Capital Re LLC.

At December 31, 1996, cash and investments approximated $916.4 million, an increase of $140.1 million, or 18.0%, from $776.3 million at December 31, 1995. In managing its investment portfolio, the Corporation places a high priority on quality and liquidity. As of December 31, 1996, the entire investment portfolio was invested in highly-rated fixed income securities. At December 31, 1996, approximately $200.8 million or 22.3% of the Corporation's investment portfolio was comprised of mortgage-backed securities ("MBS"). Of the MBS portfolio, approximately $142.8 million or 71.1% is backed by agencies or entities sponsored by the U.S. government as to the full amount of principal and interest. As of December 31, 1996, the entire MBS portfolio was invested in triple A rated securities.

Prepayment risk is an inherent risk of holding MBS. However, the degree of prepayment risk is particular to the type of MBS held. The Corporation limits its exposure to prepayments by purchasing less volatile types of MBS. As of December 31, 1996, $52.2 million or approximately 26.0% of the MBS portfolio was invested in collateralized mortgage obligations ("CMOs") which are characterized as planned amortization class CMOs ("PACs"). PACs are securities whose cash flows are designed to remain constant over a variety of mortgage prepayment environments. Other classes in the CMO security are structured to accept the volatility of mortgage prepayment changes, thereby insulating the PAC class. Of the remaining MBS portfolio, $148.6 million, or 74.0%, was invested in mortgage-backed pass-throughs or sequential CMOs. Pass-throughs are securities in which the monthly cash flows of principal and interest (both scheduled and prepayments) generated by the underlying mortgages are distributed on a pro-rata basis to the holders of securities. A sequential MBS is structured to divide the CMO security into sequentially ordered classes. Receipt of principal payments within classes is contingent on the retirement of all previously paying classes. Generally, interest payments are made currently on all classes. While these securities are more sensitive to prepayment risk than PACs, they are not considered highly volatile securities. While the Corporation may consider investing in any tranche of a sequential MBS, the individual security's characteristics (duration, relative value, underlying collateral, etc.) along with aggregate portfolio risk management determine which tranche of sequential MBS will be purchased. At December 31, 1996, the Corporation had no securities such as interest-only securities, principal-only securities, or MBS purchased at a substantial premium to par that have the potential for loss of a significant portion of the original investment due to changes in the prepayment rate of the underlying loans supporting the security.

On January 31, 1997, the Corporation extended its existing agreement with Deutsche Bank AG for the provision of a $25.0 million liquidity facility (the "DB Liquidity Facility") which is available for general corporate purposes. The DB Liquidity Facility was extended for one year and is scheduled to expire on January 26, 1998. The Corporation has not borrowed under the DB Liquidity Facility. Capital Reinsurance also entered into an agreement on January 31, 1994 with Deutsche Bank AG for a credit facility of up to $75.0 million specifically designed to provide rating agency qualified capital to further support Capital Reinsurance's claims-paying resources. This agreement expires January 27, 2004.

Capital Re Corporation and Subsidiaries
Management's Discussion and Analyses of Financial Condition and Results of Operations continued

In addition, on August 20, 1996, the Corporation entered into a credit agreement with Chase Manhattan Bank for the provision of a $25.0 million credit facility (the "Chase Facility") which is available for general corporate purposes. Furthermore, on August 26, 1996, the Corporation utilized $16.0 million of the Chase Facility for purposes of paying subordinated notes which came due. Interest on the bank note issued under the Chase Facility is payable quarterly based upon the Corporation's chosen interest rate option under the terms of the Chase Facility. In November of 1996, the Corporation utilized the remaining $9 million of the Chase Facility for purposes of acquiring RGB.

Report of Independent Auditors







Board of Directors and Stockholders
Capital Re Corporation

We have audited the accompanying consolidated balance sheets of Capital Re Corporation and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Re Corporation and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




January 21, 1997

Capital Re Corporation and Subsidiaries
Consolidated Balance Sheets


                                                                               December 31,
                                                                   ----------------------------------
(Dollars in thousands except share amounts)                              1996                    1995
-----------------------------------------------------------------------------------------------------
Assets
Fixed maturity securities available for sale,
  at market (amortized cost: $800,137 in 1996
  and $652,966 in 1995)                                            $  825,678                $687,657
Short-term investments, at cost, which
  approximates market                                                  75,424                  84,110
-----------------------------------------------------------------------------------------------------
Total investments                                                     901,102                 771,767

Cash                                                                   15,285                   4,537
Accrued investment income                                              12,287                   9,481
Deferred acquisition costs                                            111,364                 102,353
Prepaid reinsurance premiums                                           72,034                  62,133
Reinsurance recoverable on ceded losses                                 1,833                   2,524
Funds held under reinsurance contracts                                  3,861                   3,832
Premiums receivable                                                     5,794                  17,907
Property and equipment, at cost (net of
  accumulated depreciation and amortization
  of $1,502 in 1996 and $1,014 in 1995)                                 2,291                   1,702
Goodwill                                                               13,567                      --
Investment in CGUL                                                     10,000                      --
Other assets                                                            6,983                   5,649
-----------------------------------------------------------------------------------------------------
Total assets                                                       $1,156,401                $981,885
=====================================================================================================

See accompanying notes to consolidated financial statements.


                                                                                December 31,
                                                                   -----------------------------------
(Dollars in thousands except share amounts)                              1996                     1995
------------------------------------------------------------------------------------------------------
Liabilities
Deferred premium revenue                                           $   337,104                $314,451
Reserve for losses and loss adjustment expenses                         19,902                  12,783
Profit commission liability                                             13,329                   8,806
Ceded balances payable                                                      50                   8,000
Bank note payable                                                       25,000                      --
Subordinated notes payable                                                  --                  16,000
Long-term debt                                                          74,782                  74,744
Deferred federal income taxes payable                                   58,474                  50,187
Other liabilities                                                       20,665                   9,971
Liability for securities purchased                                      42,749                      --
------------------------------------------------------------------------------------------------------
Total liabilities                                                      592,055                 494,942
------------------------------------------------------------------------------------------------------
Company obligated mandatorily redeemable preferred
   securities of Capital Re LLC                                         75,000                  75,000
------------------------------------------------------------------------------------------------------
Stockholders' equity
  Preferred stock--$.01 par value per share:
    25,000,000 shares authorized; no shares
    issued or outstanding                                                   --                      --
  Common stock--$.01 par value per share:
    75,000,000 shares authorized; 15,856,762 and
    14,805,055 shares issued and outstanding in
    1996 and 1995                                                          160                     150
   Additional paid-in capital                                          222,525                 191,654
   Retained earnings                                                   253,807                 201,228
   Treasury stock--189,700 and 182,700 shares in 1996
     and 1995, respectively                                             (3,870)                 (3,638)
   Net unrealized gain on fixed maturity securities available
     for sale                                                           16,602                  22,549
   Net unrealized gain on foreign currency translation                     122                      --
------------------------------------------------------------------------------------------------------
Total stockholders' equity                                             489,346                 411,943
------------------------------------------------------------------------------------------------------
Total liabilities, preferred securities of Capital Re LLC and
   stockholders' equity                                             $1,156,401                $981,885
======================================================================================================

Capital Re Corporation and Subsidiaries
Consolidated Statements of Income




                                                                              Year ended December 31,
                                                                    ----------------------------------------
(Dollars in thousands except per share amounts)                          1996            1995           1994
------------------------------------------------------------------------------------------------------------
Revenues
Gross written premiums                                                $129,818       $107,599       $ 94,851
Ceded premiums                                                         (24,630)       (18,091)       (12,056)
------------------------------------------------------------------------------------------------------------
Net written premiums                                                   105,188         89,508         82,795
Increase in deferred premium revenue                                   (12,752)       (29,411)       (23,945)
------------------------------------------------------------------------------------------------------------
Earned premiums                                                         92,436         60,097         58,850
Net investment income                                                   51,558         46,654         40,113
Net realized gains                                                       1,471             53          1,780
Other income                                                               951            281            719
------------------------------------------------------------------------------------------------------------
Total revenues                                                         146,416        107,085        101,462
------------------------------------------------------------------------------------------------------------

Expenses
Losses and loss adjustment expenses                                      9,483          2,637          2,167
Acquisition costs                                                       39,725         32,607         34,099
Increase in deferred acquisition costs                                  (9,011)       (11,705)       (12,628)
Profit commission expense                                                6,008            902          4,009
Other operating expenses                                                10,796          9,710          8,787
Foreign exchange gains (losses)                                           (377)           228             --
Interest expense                                                         6,895          6,893          6,539
Minority interest in Capital Re LLC                                      5,738          5,738          5,387
------------------------------------------------------------------------------------------------------------
Total expenses                                                          69,257         47,010         48,360
------------------------------------------------------------------------------------------------------------
Income before provision for federal income taxes                        77,159         60,075         53,102

Provision for federal income taxes:
   Current                                                               9,146          9,175          6,976
   Deferred                                                             11,489          5,373          6,320
------------------------------------------------------------------------------------------------------------
Total provision for federal income taxes                                20,635         14,548         13,296
------------------------------------------------------------------------------------------------------------
Net income                                                            $ 56,524       $ 45,527       $ 39,806
============================================================================================================

Per share data
Weighted average common shares outstanding                              15,656         14,788         14,825
Net income per share of common stock                                  $   3.61       $   3.08       $   2.69
Cash dividend per common share                                        $   0.25       $   0.21       $   0.20
------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Capital Re Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity



                                                                              Year ended December 31,
                                                                       -------------------------------------
(Dollars in thousands except per share amounts)                           1996           1995           1994
------------------------------------------------------------------------------------------------------------
Common stock
Balance at beginning of period                                             150            150            149
Common stock issued                                                          8             --              1
Exercise of stock options, including tax benefit                             2             --             --
------------------------------------------------------------------------------------------------------------
Balance at end of period                                                   160            150            150
------------------------------------------------------------------------------------------------------------
Additional paid-in capital
Balance at beginning of period                                         191,654        191,214        190,902
Issuance of common stock                                                25,485            440            312
Exercise of stock options, including tax benefit                         5,386             --             --
------------------------------------------------------------------------------------------------------------
Balance at end of period                                               222,525        191,654        191,214
------------------------------------------------------------------------------------------------------------
Retained earnings
Balance at beginning of period                                         201,228        158,806        121,959
Net Income                                                              56,524         45,527         39,806
Dividend                                                                (3,945)        (3,015)        (2,959)
------------------------------------------------------------------------------------------------------------
Balance at end of period                                               253,807        201,228        158,806
------------------------------------------------------------------------------------------------------------
Treasury stock
Balance at beginning of period                                          (3,638)        (3,638)            --
Purchase of treasury stock at cost                                        (232)            --         (3,638)
------------------------------------------------------------------------------------------------------------
Balance at end of period                                                (3,870)        (3,638)        (3,638)
------------------------------------------------------------------------------------------------------------
Foreign exchange translation
Balance at beginning of period                                               0            (20)           (10)
Foreign exchange translation                                               122             20            (10)
------------------------------------------------------------------------------------------------------------
Balance at end of period                                                   122              0            (20)
------------------------------------------------------------------------------------------------------------
Net unrealized gain (loss) on fixed
  maturity securities available for sale
Balance at beginning of period                                          22,549        (20,998)        10,832
Fixed maturities available for sale adjustments                         (5,947)        43,547        (31,830)
------------------------------------------------------------------------------------------------------------
Balance at end of period                                                16,602         22,549        (20,998)
------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                             489,346        411,943        325,514
============================================================================================================

Capital Re Corporation and Subsidiaries
Consolidated Statements of Cash Flows



                                                                              Year ended December 31,
                                                                    ----------------------------------------
(Dollars in thousands)                                                   1996            1995           1994
------------------------------------------------------------------------------------------------------------
Net income                                                          $   56,524     $   45,527     $   39,806
Adjustments to reconcile net income to net cash provided
   by operating activities:
   Amortization of discount on long-term debt                               38             38             38
   Net amortization of investment security discounts                       293          1,573          2,099
   Provision for deferred federal income taxes                          11,489          5,351          6,320
   Acquisition costs deferred                                          (39,725)       (32,607)       (34,099)
   Amortization of deferred acquisition costs                           30,714         20,902         21,471
   Change in accrued investment income                                  (2,806)           462         (2,547)
   Change in premiums receivable                                         2,467        (13,864)        (1,657)
   Change in deferred premium revenue, net                              12,752         29,411         23,947
   Change in reserve for losses and loss adjustment expenses, net        7,810          2,557          5,926
   Change in funds held under reinsurance contracts                         --             16          6,194
   Net realized gains on investments                                    (1,471)           (53)        (1,780)
   Change in ceded balances payable                                     (7,950)         8,000             --
   Other                                                                25,795          6,371          2,518
------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               95,930         73,684         68,236
------------------------------------------------------------------------------------------------------------

Investing activities
Fixed maturity securities available-for-sale:
   Purchases                                                          (741,415)      (226,955)      (202,516)
   Sales                                                               589,143        165,775         53,437
   Maturities                                                            6,280          7,100         36,170
Fixed maturity securities held-to-maturity:
   Purchases                                                                --             --        (11,573)
   Maturities                                                               --          6,028         14,782
Purchases of short-term investments, net                                 8,686        (21,649)       (23,774)
Investment in subsidiaries                                             (25,791)          (304)          (273)
Other investing activities                                              42,211             --             --
------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                 (120,886)       (70,005)      (133,747)
------------------------------------------------------------------------------------------------------------

Financing activities
Net proceeds from sale of preferred shares of subsidiary                    --             --         72,753
Net proceeds from sale of stock                                         25,493            440            313
Net proceeds from exercise of stock options                              5,388             --             --
Net proceeds from issuance of notes payable                              9,000             --             --
Purchase of treasury stock, at cost                                       (232)            --         (3,638)
Dividends paid                                                          (3,945)        (3,105)        (2,959)
------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                     35,704         (2,665)        66,469
------------------------------------------------------------------------------------------------------------
Increase in cash                                                        10,748          1,014            958
Cash at beginning of year                                                4,537          3,523          2,565
------------------------------------------------------------------------------------------------------------
Cash at end of year                                                 $   15,285    $     4,537    $     3,523
============================================================================================================

See accompanying notes to consolidated financial statements.

Capital Re Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 1996


1. Business and Organization
Capital Re Corporation (the "Corporation") was incorporated in the State of Delaware in December 1991, and is the successor by merger to a Maryland corporation incorporated in 1986. The Corporation is an insurance holding company and has six wholly-owned operating subsidiaries. Capital Reinsurance Company ("Capital Reinsurance"), domiciled in the state of Maryland, commenced operations in January 1988. Capital Reinsurance is principally engaged in the business of financial guaranty reinsurance, which includes the reinsurance of municipal and non-municipal bond reinsurance policies. Capital Mortgage Reinsurance Company ("Capital Mortgage"), a New York-domiciled company, commenced operations in February 1994. Capital Mortgage reinsures only residential mortgage guaranty insurance obligations originating principally in the United States and the United Kingdom. KRE Reinsurance Ltd. ("KRE"), (formerly Capital Mortgage Reinsurance Company (Bermuda) Ltd.) a Bermuda-domiciled company, commenced operations in March 1994. KRE is engaged in the business of reinsuring financial guaranty, mortgage guaranty and trade credit and other specialty insurance policies, both as a direct reinsurer of third party primary insurers and as a retrocessionaire of Capital Reinsurance, Capital Mortgage and Capital Credit Reinsurance Company, Ltd. ("Capital Credit"). Capital Credit, also a Bermuda-domiciled insurance company, commenced operations in February 1990. Capital Credit reinsures trade credit and other specialty insurance lines, concentrated in Western Europe and the United States and is a retrocessionaire of Capital Reinsurance and Capital Mortgage. Capital Title Reinsurance Company ("Capital Title"), a New York-domiciled insurance company, commenced operations in March 1996. Capital Title is engaged in the business of reinsuring title insurance policies. In November 1996, the Corporation, through its newly formed United Kingdom holding company, Capital Re (UK) Holdings, acquired 100% of the issued shares of Tower Street Holdings Limited (now known as RGB Holdings, Ltd.), the holding company for RGB Underwriting Agencies Ltd. ("RGB"). RGB is a managing agency and presently manages five syndicates operating in the Lloyd's of London insurance market. In connection with this acquisition, the Corporation established a corporate name at Lloyd's to support underwriting on the managed syndicates. The corporate name participates in a non marine and a life syndicate. At December 31, 1996, the results of RGB and the corporate name at Lloyd's are consolidated in the Corporation's financial statements. The goodwill associated with this acquisition will be amortized over twenty years.

Also in December 1996, the Corporation entered into a joint venture with GCR Holdings Limited to form a Bermuda-based insurer, Capital Global Underwriters Limited ("CGUL"), which will specialize in financial reinsurance, including financial guaranty, mortgage guaranty and finite risk reinsurance. The Corporation, through its subsidiary, KRE, owns a fifty percent interest in CGUL and controls 9.9% of its voting stock. The Corporation accounts for its investment in CGUL under the equity method.

2. Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements include the accounts and operations of the Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

Capital Re Corporation and Subsidiaries
Notes to Consolidated Financial Statements continued

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

Significant accounting policies are as follows:

Investments in Securities

The Corporation accounts for its investments in fixed maturity securities in accordance with FASB Statement No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of securities at the time of purchase. At December 31, 1996 and 1995, investments in fixed maturity securities were designated as available-for-sale.

The Corporation invests in mortgage-backed securities, including collateralized mortgage obligations. The Corporation recognizes income for these securities using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income. Short-term investments are carried at cost, which approximates market value. Realized gains and losses on sale or maturity of investments and declines in value judged to be other-than-temporary are determined by specific identification and included in net realized gains.

The amortized cost of fixed maturity securities is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

Premium Revenue Recognition
Financial Guaranty: Generally, financial guaranty reinsurance premiums which include municipal and non-municipal transactions are paid entirely at contract inception. For purposes of earnings recognition, premiums are allocated to each year in the term of the guaranty and are earned pro-rata over the period of risk. Accordingly, the deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk of reinsured bonds and notes.

Mortgage Guaranty: Mortgage guaranty reinsurance premiums are collected on both a single premium basis and annual payment basis. All premiums written are initially deferred as deferred premium revenue and earned pro-rata over the policy term. Premiums paid in lump sum on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk. Premiums paid annually are earned on a monthly pro-rata basis over the annual period.

Trade Credit: Trade credit reinsurance contracts are typically issued on an annual basis with premiums payable quarterly or semi-annually. Premiums are earned pro-rata over the covered period under the terms of each contract.

Title Insurance: Title reinsurance premiums are generally paid up front. Premiums are earned as written.

Deferred Acquisition Costs
Acquisition costs include only those expenses that relate to, and vary with, premium production, including commissions, brokerage and costs of underwriting and marketing personnel. Acquisition costs are deferred and amortized over the period in which the related premiums are earned. Ceding commission income on premiums ceded to other reinsurers reduces acquisition costs. Anticipated losses, loss adjustment expenses and the remaining costs of servicing the reinsured issues are considered in determining the recoverability of acquisition costs.

Losses and Loss Adjustment Expenses
Financial Guaranty: Financial guaranty reserves for losses and loss adjustment expenses are equal to the present value of the expected loss on any reinsured risks having, in management's judgment, a probable payment default. At December 31, 1996 and 1995, reserves for losses and loss adjustment expenses were discounted approximately $0.4 million using an average rate of 6.0% in 1996 and 6.75% in 1995.

Mortgage Guaranty: For the mortgage guaranty business, reserves are established for reported insurance losses and loss adjustment expenses based on the receipt of notices of default from ceding companies. Reserves are also established for estimated losses incurred on notices of default not yet reported to ceding companies. Reserves for ultimate losses are established by management using estimated claim rates and claim amounts.

Trade Credit: For the trade credit reinsurance business, loss reserves are established according to management's loss expectations which are based on historical loss development patterns experienced by the ceding companies on similar business as well as management's view of current macroeconomic conditions in the countries in which the policies apply.

Title Insurance: For title reinsurance business, reserves are established for reported insurance losses and loss adjustment expenses based upon receipt of notices of a claim from the ceding companies. As of December 31, 1996, there were no title insurance losses ceded to the Corporation.

Contingent Commissions
Under the terms of certain of the Corporation's reinsurance contracts, the Corporation is obligated to pay the ceding company a contingent commission based upon a specified percentage of the net underwriting profits. As of December 31, 1996 and 1995, the Corporation's liability for the present value of expected future payments is shown on the balance sheet under the caption "Profit commission liability."

Stock Based Compensation
The Corporation grants stock options to certain employees for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Corporation accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

Income Taxes
In accordance with FASB Statement No. 109, "Accounting for Income Taxes," deferred federal income taxes are provided on the temporary difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in deductible or taxable amounts in future years when the reported amount of the asset or liability is recovered or settled. Such temporary differences relate principally to premium revenue recognition, deferred acquisition costs, and contingency reserve. The Internal Revenue Code permits companies writing financial guaranty insurance and mortgage guaranty insurance to deduct from taxable income amounts added to the statutory contingency reserve, subject to certain limitations. The amounts deducted must be included in taxable income in the tenth or twentieth year following the year of deduction dependent on the type of business, or in the event that incurred losses exceed certain statutorily established levels and the contingency reserve is released to cover such excess losses.

Capital Re Corporation and Subsidiaries
Notes to Consolidated Financial Statements continued

However, the tax benefits obtained from such deductions must be invested in noninterest-bearing U.S. Government tax and loss bonds. The Corporation records purchases of tax and loss bonds as payments of federal income taxes.

Earnings Per Share
Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during each year. The effect of outstanding stock options in 1996, 1995 and 1994 was not dilutive in the computation of earnings per share.

3. Statutory Accounting Practices
The financial statements are prepared on the basis of GAAP, which differs in certain respects from accounting practices prescribed or permitted by the Maryland Insurance Administration and the Insurance Department of the State of New York (the insurance departments in the states of domicile of Capital Reinsurance and Capital Mortgage and Capital Title, respectively), as well as the statutory requirements of the Minister of Finance of the Island of Bermuda (place of domicile of Capital Credit and KRE). Statutory accounting practices for the Corporation's insurance subsidiaries differ from GAAP as follows:

  Acquisition costs are charged to current operations as incurred rather than as related premiums are earned;

  A contingency reserve is computed on the basis of statutory requirements regardless of when loss contingencies actually exist;

  A title statutory premium reserve is established based upon assumed exposure regardless of when loss contingencies actually exist;

  Federal income taxes are only provided on taxable income for which income taxes are currently payable, while under GAAP, deferred income taxes are provided with respect to temporary differences.

  Purchases of tax and loss bonds are reflected as admitted assets, while under GAAP they are recorded as federal income tax payments;

  Financial guaranty premiums are earned in direct proportion to the payment of debt service rather than pro-rata over the period of risk;

  Investments in fixed maturity securities are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; under GAAP, these fixed maturity investments are carried in accordance with SFAS 115 (see Note 2).

  Certain assets designated as "non-admitted assets" are charged directly to statutory capital and surplus, but are reflected as assets under GAAP.

  Holding company guarantees (approved by Bermuda's Minister of Finance) issued for the benefit of Capital Credit and KRE under which the holding company is obligated under certain circumstances to invest additional capital in each company are admitted assets and included as part of statutory capital and surplus.

The following is a reconciliation of the Corporation's consolidated GAAP net income and stockholders' equity to the corresponding consolidated statutory amounts for its insurance subsidiaries:


                                                                                   Year ended December 31,
                                                                           -------------------------------------
(Dollars in thousands)                                                       1996            1995           1994
----------------------------------------------------------------------------------------------------------------
Consolidated GAAP net income                                              $ 56,524       $ 45,527       $ 39,806
Premium revenue recognition                                                (14,851)        (6,995)          (532)
Deferred acquisition costs                                                  (9,011)       (11,705)       (12,628)
Deferral of income taxes                                                    11,489          5,373          6,320
Tax and loss bonds                                                           4,848          4,116          1,964
Interest expense and minority interest in
  Capital Re LLC                                                            12,633         12,631         11,925
Other, including non-insurance subsidiaries                                 (4,091)        (3,160)        (3,768)
----------------------------------------------------------------------------------------------------------------
Consolidated statutory net income                                         $ 57,541       $ 45,787       $ 43,087
================================================================================================================

                                                                                      Year ended December 31,
                                                                                 -------------------------------
(Dollars in thousands)                                                              1996                    1995
----------------------------------------------------------------------------------------------------------------
GAAP stockholders' equity                                                      $ 489,346               $ 411,943
Premium revenue recognition                                                      (42,166)                (26,662)
Deferred acquisition costs                                                      (111,364)               (102,353)
Profit commission                                                                 (8,067)                   (86)
Unrealized (gain) loss on fixed maturity securities available for sale           (25,541)                (34,691)
Deferral of income taxes                                                          58,474                  50,187
Tax and loss bonds                                                                17,157                  12,309
Contingency reserve                                                             (123,363)                (89,685)
Long-term debt and Company obligated mandatorily redeemable
   preferred securities of Capital Re LLC                                        174,782                 165,744
Parental guarantee                                                                30,000                  30,000
Goodwill                                                                         (13,567)                     --
Other, including noninsurance subsidiaries                                        (2,240)                 (3,822)
----------------------------------------------------------------------------------------------------------------
Consolidated statutory policyholders' surplus                                  $ 443,451               $ 412,884
================================================================================================================

Capital Re Corporation and Subsidiaries
Notes to Consolidated Financial Statements continued


4. Insurance in Force--Financial
Guaranty and Mortgage Guaranty
Financial Guaranty: At December 31, 1996, the Corporation's reinsured financial guaranty portfolio included the reinsured portfolios of Capital Reinsurance, Capital Credit and KRE, net of eliminations and was broadly diversified by bond type, geographic location and maturity schedule, with no single risk representing more than 1.9% of the Corporation's net par in force. The Corporation limits its exposure to losses from reinsured financial guarantees by underwriting primarily investment grade obligations and retroceding a portion of its risks to other insurance companies.

Net financial guaranty par in force was approximately $39.4 billion at December 31, 1996. The composition at December 31, 1996, by type of issue and the range of final maturities, was as follows:

                                                                                         Range
                                                                  Net Par               of Final
(Dollars in billions)                                            in Force              Maturities
-------------------------------------------------------------------------------------------------
Type of Issue
Tax-backed                                                          $11.7              1-40 years
Utility                                                              11.1              1-40 years
Non-municipal                                                         5.3              1-35 years
Health care                                                           5.2              1-40 years
Special revenue                                                       4.7              1-40 years
Housing                                                               1.0              1-40 years
U.S. Government                                                       0.4              1-40 years
-------------------------------------------------------------------------------------------------
                                                                    $39.4
=================================================================================================

The reinsured portfolio contained exposures in each of the 50 states. Net par in force at December 31, 1996, by state, was as follows:


                                                                                          Net Par
(Dollars in billions)                                                                    in Force
-------------------------------------------------------------------------------------------------
California                                                                                  $ 4.4
New York                                                                                      4.2
Florida                                                                                       2.6
Texas                                                                                         2.0
Pennsylvania                                                                                  1.9
Others (each less than 4%)                                                                   24.3
-------------------------------------------------------------------------------------------------
                                                                                            $39.4
=================================================================================================

Mortgage Guaranty: At December 31, 1996, the Corporation's net mortgage guaranty insurance in force (representing the current principal balance of all mortgage loans that are currently reinsured) and direct primary net risk in force was approximately $8.0 billion and $2.3 billion, respectively. California represents the Corporation's largest U.S. risk concentration at approximately 22%, however, its total U.S. distribution of mortgage guaranty risk in force parallels that of the U.S. primary mortgage insurance industry.

5. Investments in Securities
The following summarizes the Corporation's aggregate investment portfolio at December 31, 1996:


                                                                             Gross          Gross
                                                           Amortized    Unrealized     Unrealized      Estimated
(Dollars in thousands)                                          Cost         Gains         Losses     Fair Value
-----------------------------------------------------------------------------------------------------------------
Fixed maturity securities
  available for sale:
    U.S. Treasury securities and
      obligations of U.S. government agencies              $  75,960      $  1,525       $   (428)     $  77,057
    Obligations of states and political subdivisions         398,006        21,058            (98)       418,966
    Corporate securities                                     115,013           751           (231)       115,533
    Mortgage-backed securities                               197,928         3,147           (313)       200,762
    Emerging markets                                          13,230           136             (6)        13,360
-----------------------------------------------------------------------------------------------------------------
Total available-for-sale                                     800,137        26,617         (1,076)       825,678
Short-term investments                                        75,424            --             --         75,424
-----------------------------------------------------------------------------------------------------------------
Total investments                                           $875,561       $26,617        $(1,076)      $901,102
=================================================================================================================

The following summarizes the Corporation's aggregate investment portfolio at December 31, 1995:


                                                                             Gross          Gross
                                                           Amortized    Unrealized     Unrealized      Estimated
(Dollars in thousands)                                          Cost         Gains         Losses     Fair Value
----------------------------------------------------------------------------------------------------------------
Fixed maturity securities
  available for sale:
    U.S. Treasury securities and
      obligations of U.S. government agencies              $  30,219      $  1,615          $  --      $  31,834
    Obligations of states and political subdivisions         332,229        26,871           (126)       358,974
    Corporate securities                                     134,130         1,977           (126)       135,981
    Mortgage-backed securities                               156,388         4,778           (298)       160,868
----------------------------------------------------------------------------------------------------------------
Total available-for-sale                                     652,966        35,241           (550)       687,657
Short-term investments                                        84,110            --             --         84,110
----------------------------------------------------------------------------------------------------------------
Total investments                                           $737,076       $35,241          $(550)      $771,767
================================================================================================================

Capital Re Corporation and Subsidiaries
Notes to Consolidated Financial Statements continued


The amortized cost and estimated fair value of fixed maturity securities available-for-sale at December 31, 1996, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                          Amortized
(Dollars in thousands)                                                         Cost             Fair Value
-----------------------------------------------------------------------------------------------------------
Maturity:
  Due in 1997-2001                                                        $  89,923               $  90,581
  Due in 2002-2006                                                           85,694                  87,058
  Due after 2006                                                            426,592                 447,277
  Mortgage-backed securities                                                197,928                 200,762
-----------------------------------------------------------------------------------------------------------
Total                                                                      $800,137                $825,678
===========================================================================================================

In 1996, the Corporation realized gross gains and losses of $8.5 million and ($7.0) million, respectively. In 1995, the Corporation realized gross gains and losses of $3.5 million and ($3.4) million, respectively. Included in gross losses in 1995 were ($2.6) million for other than temporary declines in value. In 1994, the Corporation realized gross gains and losses of $3.2 million and ($1.4) million, respec tively. Included in gross losses in 1994 were ($1.1) million for other than temporary declines in value. Approximately 22.3% of the Corporation's total investment portfolio of $901.1 million at December 31, 1996 is comprised of mortgage-backed securities ("MBS"), including collateralized mortgage obligations. Of the securities in the MBS portfolio, approximately 71.1% are backed by agencies or entities sponsored by the U.S. government. As of December 31, 1996, the weighted average credit quality of the Corporation's entire investment portfolio was triple A.

Net investment income is derived from the following sources:



                                                                                Year ended December 31,
                                                                       --------------------------------------
(Dollars in thousands)                                                    1996            1995           1994
-------------------------------------------------------------------------------------------------------------
Income from fixed maturity securities                                   $46,207        $42,730        $38,458
Income from short-term investments                                        6,351          4,406          2,156
-------------------------------------------------------------------------------------------------------------
Total investment income                                                  52,558         47,136         40,614
Less investment expenses                                                 (1,000)          (482)          (501)
-------------------------------------------------------------------------------------------------------------
Net investment income                                                   $51,558        $46,654        $40,113
=============================================================================================================

Under agreements with its cedants and in accordance with statutory requirements, certain of the Corporation's subsidiaries maintain fixed maturity securities in trust accounts for the benefit of reinsured companies and for the protection of policyholders in states in which they are not licensed. The carrying amount of such restricted balances amounted to approximately $31.9 million and $30.5 million at December 31, 1996 and 1995, respectively. Additionally, at December 31, 1996 and 1995, $3.7 million and $5.1 million, respectively, was on deposit with state insurance departments to satisfy regulatory requirements.

6. Reserves for Unpaid Losses and Loss
Adjustment Expenses
The following table provides a reconciliation of the beginning and ending reserve balances for unpaid losses and loss adjustment expenses ("LAE").




                                                                                   Year ended December 31,
                                                                          --------------------------------------
(Dollars in thousands)                                                        1996           1995           1994
----------------------------------------------------------------------------------------------------------------
Reserve for losses and LAE, net of related reinsurance
  recoverables, at beginning of year                                       $10,245         $7,702         $1,776
Add:
  Provision for unpaid losses and LAE for claims
    occurring in the current year, net of reinsurance                        8,370          1,660          1,296
  Increase in estimated losses and LAE for claims
    occurring in prior years, net of reinsurance                             1,113            977            871
----------------------------------------------------------------------------------------------------------------
  Incurred losses during the current year, net of reinsurance                9,483          2,637          2,167
----------------------------------------------------------------------------------------------------------------
Deduct:
  Losses and LAE payments (net of recoverables) for claims
    occurring in the current year                                               10           (474)           (32)
  Losses and LAE payments (net of recoverables) for claims
    occurring in the prior year                                              1,959            568         (3,727)
----------------------------------------------------------------------------------------------------------------
                                                                             1,969             94         (3,759)
----------------------------------------------------------------------------------------------------------------

Reserve for unpaid losses and LAE, net of related
  reinsurance recoverables, at end of year                                  17,759         10,245          7,702
Unrealized foreign exchange loss on reserve revaluation                        310             14             --
Reinsurance recoverables on unpaid losses
  and LAE, at end of year                                                    1,833          2,524          1,310
----------------------------------------------------------------------------------------------------------------
Reserve for unpaid losses and LAE, gross of reinsurance
  recoverables on unpaid losses at end of year                             $19,902        $12,783         $9,012
================================================================================================================

Capital Re Corporation and Subsidiaries
Notes to Consolidated Financial Statements continued


Incurred losses in 1996 and 1995 were principally from the mortgage guaranty and trade credit reinsurance lines of business. Incurred losses in 1994 were caused primarily by increases in reserves estimated for mortgage guaranty losses. The increases for 1996, 1995 and 1994 are consistent with the expected loss development patterns for the mortgage guaranty and trade credit lines of business.

7. Debt and Liquidity Facility
Debt consists of:


                                                                                      Year ended December 31,
                                                                                --------------------------------
(Dollars in thousands)                                                              1996                    1995
----------------------------------------------------------------------------------------------------------------
7.75% Debentures due 2002, net of unamortized
   discount of $0.2 million in 1996 and $0.3 million in 1995
   ("Debentures")                                                                $74,782                 $74,744
Subordinated Notes due August 1996                                                    --                  16,000
Bank note payable                                                                 25,000                      --
----------------------------------------------------------------------------------------------------------------
Total                                                                            $99,782                 $90,744
================================================================================================================

The Debentures include certain covenants none of which significantly restrict the Corporation's operating activities or dividend paying ability. During 1996, the Corporation entered into a $25.0 million credit facility with Chase Manhattan Bank, expiring August 20, 1997. Interest on the facility is payable semi-annually at a rate equal to the then London Interbank offered rate plus 40 basis points. The Corpo-ration utilized $16.0 million, of this $25.0 million facility to retire the subordinated notes and the remaining $9.0 million of the credit facility for purposes of acquiring Tower Street Holdings.

On January 31, 1997, the Corporation renewed an agreement with Deutsche Bank AG for the provision of a $25.0 million liquidity facility which will be available for general corporate purposes expiring January 26, 1998. Capital Reinsurance also renewed an agreement on January 31, 1997 with Deutsche Bank AG for a credit facility of up to $75.0 million specifically designed to provide rating agency qualified capital to further support Capital Reinsurance's claims-paying resources. This agreement expires January 27, 2004.

During 1996, 1995 and 1994, the Corporation paid total interest of approximately $6.9 million, $6.9 million and $6.5 million, respectively.

8. Income Taxes
The Corporation and its subsidiaries file a consolidated federal income tax return. The Corporation's effective federal corporate tax rate for 1996, 1995 and 1994 was 26.7%, 24.2% and 25.0%, respectively.

A reconciliation from the tax provision calculated at the federal statutory rate of 35% in 1996, 1995 and 1994, to the total tax is as follows:


                                                                                  Year ended December 31,
                                                                          --------------------------------------
(Dollars in thousands)                                                        1996           1995           1994
----------------------------------------------------------------------------------------------------------------
Tax provision at statutory rate                                            $27,006        $21,026        $18,586
Tax-exempt interest                                                         (6,710)        (5,940)        (5,594)
Other, net                                                                     339           (538)           304
----------------------------------------------------------------------------------------------------------------
Total federal income tax provision                                         $20,635        $14,548        $13,296
================================================================================================================

The liability for deferred federal income taxes reflects the tax effect of the following temporary differences:



                                                                                      Year ended December 31,
                                                                                --------------------------------
(Dollars in thousands)                                                              1996                    1995
----------------------------------------------------------------------------------------------------------------
Deferral of acquisition costs                                                   $ 39,033                $ 35,824
Contingency reserve                                                               30,670                  22,186
Deferred premium revenue                                                           3,198                  (1,031)
Other than temporary declines in value of investments                                 --                  (2,293)
Unrealized gain on fixed maturity securities available for sale                    8,940                  12,142
Other                                                                                430                     499
----------------------------------------------------------------------------------------------------------------
Effects of temporary differences                                                  82,271                  67,327
Credit for alternative minimum tax carryforwards                                  (6,640)                 (4,831)
Tax and loss bonds                                                               (17,157)                (12,309)
----------------------------------------------------------------------------------------------------------------
Liability for deferred federal income taxes                                     $ 58,474                $ 50,187
================================================================================================================

Income taxes paid during 1996, 1995 and 1994 were approximately $7.9 million, $8.7 million and $6.2 million, respectively.

9. Reinsurance Ceded
To limit its exposure on assumed risks, the Corporation enters into certain proportional and nonproportional retrocessional agreements that cede a portion of risks underwritten to other insurance companies. In the event that any or all of the reinsurers were unable to meet their obligations, the Corporation would be liable for such defaulted amounts.

For the years ended December 31, 1996, 1995 and 1994, ceded earned premiums were $14.7 million, $8.0 million and $11.5 million, respectively. Ceded losses for the same periods were $6.5 million, $2.6 million and $3.7 million, respectively.

During 1993, Capital Reinsurance entered into a multi-year nonproportional reinsurance contract which provides for aggregate loss protection of $80.0 million in exchange for $19.5 million of premium. Additional premiums may become payable dependent upon the level of losses incurred. During 1993, Capital Credit entered into similar multi-year reinsurance contracts which provide for aggregate loss protection of $34.0 million in exchange for $4.3 million in premiums. Additional premiums may also become payable dependent upon the level of losses incurred.

Capital Re Corporation and Subsidiaries
Notes to Consolidated Financial Statements continued

During 1994, Capital Reinsurance entered into a portfolio excess of loss reinsurance contract which provides $100.0 million aggregate loss protection on specified municipal obligations in excess of $82.0 million of losses. Capital Mortgage entered into a similar portfolio excess of loss reinsurance contract which provides $30.0 million aggregate loss protection in excess of a specified loss ratio covering all reinsured obligations. Premiums due on both contracts are not dependent upon the level of losses incurred.

During 1995, Capital Mortgage entered into an assumption agreement whereby it provides excess of loss reinsurance on an existing portfolio of mortgage pool insurance. In connection with this assumed transaction, Capital Mortgage is required to cede a portion of the risks, thereby reducing its total net retention. Total ceded premiums under the contract were approximately $21.6 million. Total expected assumed premiums of $56.0 million are payable in seven annual installments of $8.0 million. Contingent commissions will be payable on the assumed reinsurance and receivable on the ceded reinsurance, dependent upon the level of losses incurred under the contract.

10. Fair Values of Financial Instruments
The following methods and assumptions were used by the Corporation in estimating its fair value disclosure for financial instruments. These determinations were made based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and therefore, they may not necessarily be indicative of the amount the Corporation could realize in a current market exchange.

Cash and Short-term Investments
The carrying amount reported in the balance sheet for these instruments approximates fair value.

Fixed Maturity Securities
The fair value for fixed maturity securities shown in Note 5 is based on quoted market prices.

Deferred Premium Revenue
The fair value of the Corporation's deferred premium revenue is based on entering into a cession of the entire portfolio with third party reinsurers under market conditions. This figure was determined by using the statutory basis unearned premium reserve, net of deferred acquisition costs, and the present value of the estimated future cash flow stream from installment premiums. At December 31, 1996, the fair value of the Corporation's net deferred premium revenue was estimated to be $272.0 million.

Reserve for Losses and Loss Adjustment
Expenses, Net of Reinsurance Recoverable on Ceded Losses
The carrying amount is composed of the present value of the expected cash flows for case basis claims. Accordingly, the carrying amount is deemed the best estimate of fair value as of December 31, 1996.

Debt
The fair value of the Corporation's $75.0 million of outstanding Debentures is determined based on the projected cash flows discounted by the sum of the seven-year U.S. treasury yield at December 31, 1996, and the appropriate credit spread for similar debt instruments. At Decem-ber 31, 1996, the fair value of the Corporation's Debentures was estimated to be $77.2 million.

The carrying amount of the Corporation's bank notes payable of $25.0 million approximates fair value due to their floating interest rate provision.

Preferred Securities of Capital Re LLC
The fair value of the Corporation's $75.0 million Company obligated mandatorily redeemable preferred securities of Capital Re LLC at December 31, 1996, was $72.4 million based on the closing price per share on the New York Stock Exchange at that date.

11. Dividends
Under Maryland's insurance law, the amount of surplus available for distribution as dividends is subject to certain statutory provisions, which generally prohibit the payment of dividends in any twelve-month period without prior approval of the Maryland Commissioner of Insurance in an amount exceeding 10% of statutory capital and surplus at the preceding December 31. The amount available for distribution from Capital Reinsurance during 1996 with notice to, but without prior approval of, the Maryland Commissioner of Insurance under the Maryland insurance law was approximately $32.9 million. During 1996, Capital Reinsurance paid dividends in the amount of $17.5 million to the Corporation.

Credit Re has never paid a dividend to the Corporation. Were it to pay dividends to the Corporation, it would rely on dividends from its wholly-owned subsidiary, Capital Credit. Capital Credit's and KRE's dividend distributions are governed by Bermuda law. Under Bermuda law and the By-Laws of Capital Credit and KRE, dividends may be paid out of the profits of Capital Credit and KRE (defined as accumulated realized profits less accumulated realized losses). Distributions to shareholders may also be paid out of Capital Credit's and KRE's surplus limited by requirements that Capital Credit and KRE must at all times (i) maintain the minimum share capital required under Bermuda law and (ii) have relevant assets in an amount equal to or greater than 75% of relevant liabilities, all as defined under Bermuda law. Since their organization, Capital Credit and KRE have not declared or paid any dividends.

Under New York Insurance Law, neither Capital Mortgage nor Capital Title may pay any dividend to shareholders which, together with all dividends declared or distributed by it during the preceding twelve months, exceeds the lesser of 10% of its surplus to policyholders as shown by its last statement on file with the superintendent, or 100% of adjusted net investment income during such period unless specifically allowed by the superintendent. To date, Capital Mortgage and Capital Title have not declared or paid any dividends. The maximum dividend payable during 1996 is approximately $6.1 million.

12. Commitments
At December 31, 1996, future minimum rental payments under the terms of the Corporation's noncancellable operating leases for office space are $1.2 million for the year 1997, $0.8 million for the years 1998, 1999, 2000 and 2001, and $6.5 million in the aggregate thereafter. These future minimum rental payments totaling $10.9 million have not been reduced by minimum sublease rentals of $0.8 million due in the future under noncancellable subleases. These payments are subject to escalations in building operating costs and real estate taxes. Total rent expense amounted to approximately $0.9 million in each of the years 1996, 1995 and 1994.

Capital Re Corporation and Subsidiaries
Notes to Consolidated Financial Statements continued





13. Capital Re LLC
In January 1994, the Corporation formed and capitalized Capital Re LLC, a limited liability company organized under the laws of the Turks and Caicos Islands. Additionally, in January 1994, Capital Re LLC issued $75,000,000, 7.65% of cumulative monthly income preferred shares, the proceeds of which were loaned to the Corporation. The preferred shares were issued at $25 par value per share and are shown on the balance sheet under the caption "Company obligated mandatorily redeemable preferred securities of Capital Re LLC." The Corporation guarantees the payment of the monthly dividend as well as any amounts upon liquidation or redemption which cannot occur prior to January 31, 1999, at the Corporation's discretion. Capital Re LLC exists solely for the purpose of issuing preferred and common shares and lending the proceeds to the Corporation to fund its business operations. The total amount paid to preferred shareholders for the years ended 1996 and 1995 was approximately $5.7 million and is shown on the income statement under the caption "Minority interest in Capital Re LLC."

14. Compensation Plans
Prior to its initial public offering, the Corporation had a stock incentive plan wherein eligible employees were granted shares of restricted common stock. Shares awarded under the Plan amounted to 696,000 at December 31, 1991. For these awards, the difference between the price paid by the employees and the market value of the award at the date of grant, if any, was recorded as deferred compensation and was amortized ratably over the four-year vesting period. Upon completion of the initial public offering in 1992, these shares became vested and all restrictions lapsed.

To enable recipients of awards under the stock incentive plan to meet tax obligations which may have resulted from such awards, the Corporation agreed to make loans to recipients, payable upon ultimate disposition of their shares or three years after their termination of employment. As of December 31, 1996 and 1995, total loans outstanding under all officer loan programs were approximately $1.74 million and $1.78 million, respectively, at the end of the year, and are included under the caption "Other assets."

On April 15, 1992, the Corporation adopted the 1992 Stock Option Plan (the "Option Plan"). The Option Plan enables key employees to benefit from appreciation in the price of the common stock of the Corporation. The Option Plan provides for grants of incentive stock options ("ISO"), which are intended to qualify under Section 422 of the Internal Revenue Code and of options which are intended not to so qualify ("NQSO"). ISO's and NQSO's may be granted at a price not less than 100% of the fair market value as determined on the date granted. ISO's and NQSO's awarded are exercisable in four equal yearly installments commencing one year after the date of grant and expire ten years from the date of grant. According to the terms of the Option Plan, the aggregate number of shares subject to option awards shall not exceed 1,450,000. Also, all options granted have 10 year terms and vest 25% per annum over the term of continued employment.

In 1993, the Corporation also adopted a stock option plan (the "Director's Plan") for the benefit of its outside directors. The terms of the plan are similar to those of the employee plan except that options become fully vested at the time of grant. According to the terms of the Director's Plan, the aggregate number of shares subject to option award shall not exceed 30,000.

The Corporation has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by State-ment 123, and has been determined as if the Corporation had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Schole's option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.42% and 7.36% dividend yields of 0.80% and 0.88%; volatility factors of the expected market price of the Corporation's common stock of 19.10 and 29.94; and an expected life of the options of 7 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' expected lives. The Corporation's pro forma information follows (in thousands, except for per share information):


(Dollars in thousands)                                                              1996                   1995
----------------------------------------------------------------------------------------------------------------
Pro forma net income                                                             $56,030                 $45,273
Pro forma earnings per common share                                              $  3.58                 $  3.06
----------------------------------------------------------------------------------------------------------------

A summary of the Corporation's stock option activity, and related information for the years ended December 31 follows:

                                                                     1996                         1995
                                                            -----------------------      -----------------------
                                                                         Weighted-                     Weighted-
                                                                           Average                       Average
                                                                          Exercise                      Exercise
                                                             Options         Price        Options          Price
----------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                               908,000        $20.77        686,400         $19.56
Granted                                                      277,500         31.49        248,400          23.99
Exercised                                                   (205,587)        19.69        (22,575)         19.51
Forfeited                                                    (11,313)        26.50         (4,225)         19.62
----------------------------------------------------------------------------------------------------------------
Outstanding, end of year                                     968,600        $24.01        908,000         $20.77
================================================================================================================
Exercisable, end of year                                     422,447        $20.25        395,150         $19.63
----------------------------------------------------------------------------------------------------------------

Capital Re Corporation and Subsidiaries
Notes to Consolidated Financial Statements continued


(Dollars in thousands)                                                              1996                    1995
----------------------------------------------------------------------------------------------------------------
Weighted-average fair value of options
  granted during the year                                                         $10.92                  $11.03
----------------------------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 1996, ranged from $19.50 to $39.88. The weighted-average remaining contractual life of those options is approximately 7.5 years.

In 1996, the Corporation adopted a performance share plan for the benefit of senior executives of the Corporation. The plan is intended to align senior management with the interest of the shareholders. To achieve this objective, the plan ties awards granted under the plan with earning per share growth and with total shareholder return and share price. These shares will be awarded at December 31, 1999. The Corporation recognized $1.0 million in deferred compensation expense for the year ended December 31, 1996.

The Corporation maintains a savings incentive plan which is qualified under
Section 401 of the Internal Revenue Code. The savings incentive plan is available to all full-time employees with a minimum of six months of service. Eligible participants may contribute 9% of their base salary subject to a maximum of $9,500 for 1996. Contributions are matched by the Corporation at a rate of 100%, up to 6% of the participants' contribution subject to certain limitations and vest at a rate of 25% per year starting with the second year of service. The Corporation contributed approximately $0.3 million, $0.2 million, and $0.1 million in 1996, 1995 and 1994, respectively.

The Corporation also maintains a profit sharing plan which is available to all full-time employees with a minimum of six months of service. Annual contributions to the plan are at the discretion of the Board of Directors. The plan contains a qualified portion and a nonqualified portion. Total expense incurred under the plan amounted to approximately $0.03 million in 1996 and 1995, and $0.5 million in 1994.

The Corporation does not provide health care or life insurance benefits to retirees.

15. Major Customers
The Corporation derives the majority of its gross written premiums from a small number of primary insurers. The primary insurers which accounted for 10% or more of gross written premiums are as follows:



                                                                   Year ended December 31,
                                                            -------------------------------------
                                                             1996           1995           1994
-------------------------------------------------------------------------------------------------
Primary Insurer
CMAC                                                           15.9%          11.5%             *
MBIA                                                           14.9           17.8           19.4
FGIC                                                           11.9              *           26.0
PMI                                                            10.7           10.5           18.8
AMBAC                                                             *           12.1              *
FSA                                                               *           14.9           11.4
-------------------------------------------------------------------------------------------------
* Less than 10%

This customer concentration results from the small number of primary insurance companies which are dedicated to writing financial guaranty and mortgage guaranty insurance. The loss of a major customer would have the effect of reducing the Corporation's gross written premiums. However, on a year-to-year basis the Corporation is not particularly vulnerable to the loss of any of its major customers because prior to the end of each calendar year, its reinsurance treaty agreements are renewed for the following year and are generally not cancelable until the following year-end. Further, because written premium are earned over many years, net income would not be materially impacted in any single year.

16. Quarterly Financial Summary (Unaudited)

                                                        1st          2nd          3rd           4th
(Dollars in thousands except per share amounts)     Quarter      Quarter      Quarter       Quarter         Year
----------------------------------------------------------------------------------------------------------------
1996
Gross written premiums                              $34,255      $30,957      $43,220       $21,386     $129,818
Net written premiums                                 18,060       26,902       40,500        19,726      105,188
Earned premiums                                      20,104       22,322       22,005        28,005       92,436
Net investment income and
  net realized gains                                 12,191       11,781       12,781        16,276       53,029
Income before provision for
  federal income tax                                 17,193       18,207       18,808        22,951       77,159
Net income                                           12,767       13,285       13,955        16,517       56,524
Net income per common share                         $  0.84      $  0.85      $  0.88       $  1.04     $   3.61
----------------------------------------------------------------------------------------------------------------

1995
Gross written premiums                              $24,189      $21,202      $23,977       $38,231     $107,599
Net written premiums                                 21,748       19,302       20,789        27,669       89,508
Earned premiums                                      13,929       16,584       13,322        16,262       60,097
Net investment income and
  net realized gains                                 11,530       11,493       11,546        12,138       46,707
Income before provision for
  federal income tax                                 14,350       15,004       15,099        15,622       60,075
Net income                                           11,077       11,264       11,353        11,833       45,527
Net income per common share                         $  0.75      $  0.76      $  0.77       $  0.80     $   3.08
----------------------------------------------------------------------------------------------------------------

1994
Gross written premiums                              $33,344      $23,743      $22,003       $15,761     $ 94,851
Net written premiums                                 20,732       24,439       21,128        16,496       82,795
Earned premiums                                      16,999       17,015       12,144        12,692       58,850
Net investment income and
  net realized gains                                 10,390        9,913       10,540        11,050       41,893
Income before provision for
  federal income tax                                 14,130       14,282       12,810        11,880       53,102
Net income                                           10,407       10,549        9,583         9,267       39,806
Net income per common share                         $  0.70      $  0.71      $  0.65       $  0.63     $   2.69
----------------------------------------------------------------------------------------------------------------

Capital Re Corporation and Subsidiaries
Officers and Directors


Executive Officers of Capital Re Corporation


Michael E. Satz
Chairman, President  and
Chief Executive Officer

Executive Vice Presidents
David A. Buzen
Laurence C. D. Donnelly
Jerome F. Jurschak

Senior Vice Presidents
Stephen Donnarumma
Susan L. Hooker
Alan S. Roseman
Joseph W. Swain


--------------------------------------------------------------------------------
RGB Underwriting Agencies Ltd.

Peter Brotherton              Alan D. Satterford
Active Underwriter            Active Underwriter


--------------------------------------------------------------------------------
Board of Directors of Capital Re Corporation


Michael E. Satz/(3)/
Chairman, President  and
Chief Executive Officer

Harrison W. Conrad, Jr./(2,3)/

Richard L. Huber/(1)/
Vice Chairman,
Strategy and Finance
Aetna Life & Casualty Co.

Steven D. Kesler/(2,3)/
President
Constellation
Investments, Inc.


Steven H. Newman/(2,3)/
Chairman and President
Underwriters Re Group, Inc.

Philip H. Robinson/(1)/

Edwin L. Russell/(2)/
President  and
Chief Executive Officer
Minnesota Power & Light Company

Dan R. Skowronski, Esq./(1)/
General Counsel
Constellation Holdings, Inc.


Barbara D. Stewart/(1,2)/
President
Stewart Economics, Inc.

Jeffrey F. Stuermer/(1,3)/
Manager of Taxes
Minnesota Power & Light Company

Board Committees:
1. Audit Committee
2. Compensation Committee
3. Investment Committee

Capital Re Corporation and Subsidiaries
Shareholder Information


Corporate Headquarters
Capital Re Corporation
1325 Avenue of the Americas
New York, New York  10019
Telephone: 212-974-0100
Fax: 212-581-3268

Annual Meeting
The annual meeting of shareholders of Capital
Re Corporation will be held on May 21, 1997, at 10:00 a.m. at The Equitable, 787 Seventh Avenue,
49th Floor, New York, New York 10019.


Form 10-K
A copy of the Corporation's annual report on Form-10K to the Securities and Exchange Commission is available on request, and without charge, by writing to the Director of Communications, Capital Re Corporation, 1325 Avenue of the Americas, New York, New York 10019.

Transfer Agent, Registrar and Dividend
Disbursing Agent
ChaseMellon Financial Shareholder Services
85 Challenger Road
Overpeck Center
Ridgefield Park, New Jersey 07660
1-800-526-0801

Shareholder Information
For further shareholder information,
please contact:

Capital Re Corporation
Director of Communications
1325 Avenue of the Americas
New York, New York  10019
212-974-0100

Investor Relations Contacts
David A. Buzen
Executive Vice President
Chief Financial Officer
212-974-0100

Catherine C. Bailey
Director of Communications
212-974-0100

                                                    Market Price
                           Dividends      ---------------------------------
COMMON STOCK DATA        Paid Per share      High        Low        Close
---------------------------------------------------------------------------
1996
1st Quarter                     $0.06        $36        $28 7/8     $36
2nd Quarter                     $0.06        $38        $32 5/8     $36 3/4
3rd Quarter                     $0.06        $39 3/8    $33 1/4     $38
4th Quarter                     $0.07        $46 5/8    $38 3/8     $46 5/8
---------------------------------------------------------------------------
1995
1st Quarter                     $0.05        $27 1/8    $22         $23 1/8
2nd Quarter                     $0.05        $36 1/4    $22 5/8     $26
3rd Quarter                     $0.05        $30        $25 1/2     $30
4th Quarter                     $0.06        $31 5/8    $28         $30 3/4
---------------------------------------------------------------------------

                            Capital Re Corporation
                          1325 Avenue of the Americas
                           New York, New York 10019
                            Telephone: 212-974-0100
                               Fax: 212-581-3268

                          Capital Reinsurance Company
                          1325 Avenue of the Americas
                           New York, New York 10019
                            Telephone: 212-974-0100
                               Fax: 212-581-3268

                     Capital Mortgage Reinsurance Company
                          1325 Avenue of the Americas
                           New York, New York 10019
                            Telephone: 212-974-3703
                               Fax: 212-262-9391

                             KRE Reinsurance Ltd.
                               P. O. Box HM 1022
                                Clarendon House
                              Church Street West
                            Hamilton HM DX, Bermuda
                            Telephone: 809-292-4402

                   Capital Credit Reinsurance Company, Ltd.
                               P. O. Box HM 1022
                                Clarendon House
                              Church Street West
                            Hamilton HM DX, Bermuda
                            Telephone: 809-292-4402

                       Capital Title Reinsurance Company
                          1325 Avenue of the Americas
                           New York, New York 10019
                            Telephone: 212-974-0100
                               Fax: 212-581-3268

                        RGB Underwriting Agencies, Ltd.
                                2 Minster Court
                                 Mincing Lane
                                London EC3 7FX
                           Telephone: 0171-283-0802
                              Fax: 0171-929-3413


 Design: Donovan and Green Still-Life Photography: Reven T. C. Wurman Portrait
                Photography: Bard Martin Printing: Tanagraphics